IN THE UNITED STATES BANKRUPTCY COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

In re:	§
TERAFORCE TECHNOLOGY CORPORATION, et .al. Debtors.	§ § § § §	CASE NO. 05-38756-BJH-11 (Jointly Administered)

ORDER CONFIRMING FOURTH AMENDED JOINT CONSOLIDATED PLAN OF REORGANIZATION, AS MODIFIED (DOC.
267)

The Debtors, Teraforce Technology Corporation and DNA Computing Solutions, Inc. (collectively “Debtors” or Teraforce”) along with the Bean Group filed their Fourth Amended Joint Consolidated Chapter 11 Plan on March 1, 2006 (Doc. 267) (the “Plan”). On April 5, 2006, the Debtors and the Bean Group filed their Modification to Fourth Amended Joint Consolidated Chapter 11 Plan or Reorganization (the “Modification”) (Doc # 328). On April 6, 2006, the Court conducted a hearing on confirmation of the Plan and approval of the Modification. During this hearing, the Court heard testimony and arguments of counsel and considered the evidence.1 Having considered the foregoing, this Court finds and concludes as follows:

I. Background

1. On August 3, 2005 (the “Petition Date”), the Debtors filed their voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code, 11 U.S.C. §§101 et sq. (the “Bankruptcy Code”). On August 5, 2005, the Court entered its Order Granting Joint Administration (Doc. 34) of the Debtors’ Chapter 11 cases. The Debtors continue to operate their businesses and manage their property as debtors-in-possession pursuant to §§ 1107 and 1108 of the Bankruptcy Code. No trustee has been appointed.

2. The Fifth Amended Disclosure Statement referring to the Plan was approved by the Court on March 2, 2006, and the confirmation hearing was scheduled for April 4, 2006 at 9:00 a.m.

3. On or about March 21, 2006, the law firm of Haynes & Boone, LLP (“H&B”) filed Adversary Proceeding No. 06-03247 asserting an ownership interest in the Reliance Claim with respect to unpaid legal fees in the amount of $614,867.29. At or about the same time, H&B also filed an objection to confirmation of the Plan asserting that the Plan dealt with the Reliance Claim in derogation of its property interests. The Modification was filed on April 5, 2006, for the purpose of settling the adversary proceeding, as well as causing H&B to withdraw its confirmation objection and vote in favor of the Plan, as modified.

4. The Plan, as modified, sets forth a comprehensive method for distribution of the proceeds from the sale of substantially all of the assets of Debtor, DNA Computing Solutions, pursuant to an Agreed Order dated September 7, 2005 (Doc. 115). The Court finds that this sale was essential to confirmation of the Plan, as modified, and in effect “under a Plan” within the meaning of 11 U.S.C. §1146(c). The conclusion is supported by the following cases which all find that a pre-confirmation sale is considered “under a plan” for purposes of §1146(c). In re Beulah Church of God in Christ Jesus, Inc., 316 B.R. 41 (Bankr. S.D.N.Y. 2004); In re Linc Capital, 280 B.R. 640 (Bankr. N.D. Ill. 2002); In re Baldwin League of Independent Schools, 110 B.R. 125 (S.D.N.Y. 1990); In re Permar Provisions, Inc., 79 B.R. 530 (Bankr. E.D.N.Y. 1987).

5. The Reorganized Debtor intends to continue the operations of the Debtor, Teraforce Technology Corporation, on a post-confirmation basis with existing assets and cash as well as additional funding to be provided by the Bean Group.

6. The terms of the Plan, as modified, are the result of a mediation and intense post-mediation settlement negotiations where numerous disputes among and between the parties were settled. The settlements are reflected in Article VI of the Plan, as modified. The Court has considered all of the factors required to approve compromises and settlements and finds that the settlements contained in the Plan, as modified, are fair and equitable and in the best interests of the Debtors’ Estates.

7. The Plan, as modified, provides for merger of the Debtors in accordance with 11 U.S.C. §1123(a)(5)(C) such that DNA shall be merged into Teraforce and Teraforce shall be the surviving Reorganized Debtor. The Court considered the testimony of Mr. Capps and the evidence produced and finds that the merger is appropriate in that the creditors have voted in favor of the Plan. Moreover, since the Allowed Secured Claim of the Bean Group is secured by a perfected first priority lien on all assets of both Debtors, absent confirmation, it is unlikely that any creditor, other than the Bean Group, would receive any distribution regardless of which Debtor is the obligor. Accordingly, the merger and substantive consolidation proposed by the Plan will not negatively affect the return that the unsecured creditors of one Debtor would otherwise be able to obtain absent said merger and substantive consolidation.

8. On March 2 and 3, 2006, the Debtors served: (i) the Plan, (ii) the Fifth Amended Disclosure Statement, together with all exhibits thereto, including the Plan, (iii) the Order Approving Disclosure Statement, Setting Voting Period and Plan Objection Deadline, Setting Confirmation Hearing and Approving Form of Ballots, (iv) a ballot, and (v) the Committee’s Solicitation Letter Supporting Plan of Reorganization to all creditors and parties-in-interest. In addition, on the same date, the Debtors also served the Notice to Equity Interest Holders of Teraforce Technology Corporation on equity holders as required by the Court and the Bankruptcy Rules. On March 3, 2006, all of the foregoing pleadings were posted on the Debtors’ website and the Debtors’ filed a Form 8-K with the Securities & Exchange Commission.

9. On April 5, 2006, the Debtors served the Modification on interested parties, and no further notice thereof is necessary under the Bankruptcy Code and the Bankruptcy Rules.

10. Notice of the matters described above to the creditors and parties in interest of the Debtors was adequate and appropriate.

II. Findings as to Votes and Confirmation Elements

11. The Plan, as modified, separates claims and equity interests into six (6) classes.

12. Class 1 consists of Allowed Priority Claims. Each holder of an Allowed Priority Claim shall receive in full satisfaction, release and discharge of and in exchange for such Claim: (i) the amount of such Allowed Priority Claim, in cash, on or as soon as practicable after the later of (a) thirty (30) days after the Effective Date, or (b) the date that is ten (10) Business Days after such Claim becomes an Allowed Priority Claim; or (ii) such other treatment as may be agreed upon in writing by the holder of such Claim and the Debtors or the Reorganized Debtor, as applicable. 100% of the Class 1 creditors that voted on the Plan voted to accept the Plan. Class 1 is impaired and voted to accept the Plan.

13. Class 2 consists of the Allowed Secured Claim of the Bean Group. In exchange for $1 million of its Allowed Secured Claim, the Bean Group shall receive 100% of the newly issued stock of the Reorganized Debtor free and clear of the liens, claims, interests, and encumbrances of any Claim or Creditor or Equity Interest except as specifically provided for in the Plan. The Bean Group shall retain the balance of its Allowed Secured Claim ($1,789,993.19) against the Reorganized Debtor, and the Bean Group shall retain its Prepetition lien against the Debtors and the Estates which shall attach automatically and without need for further action to the assets of the Reorganized Debtor to secure the payment thereof; provided, however, that the retention of this lien shall be subject to a carve-out for, and shall not interfere with, the requirements of the Reorganized Debtor to pay Allowed Administrative Claims, Allowed KERP Claims, Allowed Priority Claims, and Allowed Secured Claims (other than the Bean Group) as well as amounts due Class 4. The Bean Group shall not be entitled to a deficiency claim payable in Class 4 with respect to this Allowed Secured Claim. The Claims in Class 2 are impaired. As a co-proponent of the Plan, this Class is deemed to have accepted the Plan.

14. Class 3 consists of Allowed Secured Claims (other than the Bean Group). The Reorganized Debtor shall be responsible for the payment of the Allowed Secured Claim which the Reorganized Debtor shall have an option at its sole discretion for the payment thereof as follows: (i) the Reorganized Debtor may, at the Reorganized Debtor’s option no later than ten (10) Business Days after a Final Order allowing the Allowed Secured Claim, return the collateral securing said Allowed Secured Claim to the holder thereof in full and final satisfaction, release, and discharge of said Allowed Secured Claim; or (ii) the Reorganized Debtor may, no later than ten (10) Business Days after a Final Order allowing the Allowed Secured Claim, pay in cash in full the value of said Allowed Secured Claim, in full and final satisfaction, release, and discharge of said Allowed Secured Claim. The Plan Proponents are unaware of the existence of any claims in this Class. Consequently, no ballots were transmitted to this class, no votes were received, and this class is empty for voting purposes.

15. Class 4 consists of Allowed General Unsecured Claims. Each holder of an Allowed Unsecured Claim shall be paid, without interest and attorney’s fees, on account of such Allowed Unsecured Claim, a Pro Rata Share in cash from the $475,000 fund established pursuant to Section 7.5 of the Plan. As set forth more fully in Section 7.5 of the Plan, this fund may be increased by up to $175,000. Wyatt, Carmichael, all officers and directors of the Debtors and each of the individual members of the Bean Group agree to waive their right to any and all distributions as Class 4 Creditors. With the change of HB’s vote as announced to the Court, 100% of the Class 4 creditors that voted on the Plan voted to accept the Plan. The Court concludes that Class 4 is impaired and voted to accept the Plan.

16. Class 5 consists of Allowed Subordinated Claims. Each holder of a Class 5 Claim shall receive, in full satisfaction of its Claim, its pro-rata share of the settlement proceeds as provided for in Section 6.4 of the Plan. By separate order of the Court, Class 5 Creditors were required to file a motion no later than the Voting Deadline contesting their subordinated treatment and advising them that they will be deemed to have consented to subordinated treatment absent a timely motion, all in accordance with section 4.5.1 of the Plan. No such motion was filed, and each claim in Class 5 is accordingly subordinated to each claim in Class 4 pursuant to section 4.5.1 of the Plan. 100% of the Class 5 creditors that voted on the Plan voted to accept the Plan. The Court concludes that Class 5 is impaired and voted to accept the Plan.

17. Class 6 consists of Allowed Equity Interests. The holders of Equity Interests shall receive no distribution or any property under the Plan on account of said Equity Interests, and said Equity Interests shall be cancelled. Class 6 Claims are impaired and are deemed to have rejected the Plan.

18. The Court finds that the Debtor has satisfied all applicable provisions of 11 U.S.C. §1129(a), except that Class 6 is deemed to have rejected the Plan.

19. The Court finds that the Plan, as modified, does not discriminate unfairly with respect to Class 6. In In re Dow Corning Corp., 244 B.R. 696, 702 (Bankr. D. Mich. 1999), the Court stated that the purpose of the “unfair discrimination” test is to assure that parties which share a similar level of priority are being treated equally. Here, Class 6 contains all Interest Holders and they are all being treated equally. There are no equity Interest Holders who are receiving any other more or less favorable treatment on account of their equity interests. Hence, the Plan, as modified, does not unfairly discriminate against them.

20. The Court finds that, pursuant to 11 U.S.C. §1129(b)(2)(C), the Plan, as modified, is fair and equitable and can be crammed down over the deemed rejection of Class 6 because no party in interest that is junior to Class 6 is receiving or retaining anything under the Plan, as modified, on account of such junior interest. In fact, there are no classes junior to Class 6. This treatment meets the test of the statute. See In re Westpointe, 241 F.3d 1005, 1007 (8th Cir.), cert denied, 534 U.S. 972 (2001).

21. The Court finds that the principal purpose of the Plan is the reorganization of Teraforce under the management and ownership of the Bean Group, the repayment of the Debtors’ obligations, and the preservation of the Debtors’ assets, and that it was not proposed for the principal purpose of avoiding taxes.

III. Findings as to Confirmation Objections

22. The Debtors received several letter and/or handwritten objections to confirmation of the Plan which appear to have been filed by Class 6 equity holders asserting that the Plan is not fair. As stated above, the Plan does not discriminate unfairly and is fair and equitable within the meaning of §1129(b)(2)(C). Thus, these objections are overruled. The only possible objection a Class 6 equity holder could raise is that the value of the Reorganized Debtor exceeds the sum total of all allowed claims in Classes 1 through 5. None of these handwritten objections contained such assertions nor did any Class 6 equity holder appear at the confirmation hearing and present evidence thereof. In fact, the only evidence before the Court is that the value of the Reorganized Debtor is far less than the sum total of all allowed claims in Classes 1 through 5. Hence, these objections are overruled.

23. The only other objection to confirmation was filed by H&B. This objection was withdrawn at the confirmation hearing.

IV. Order

It is therefore ORDERED that:

24. The above findings are incorporated herein and made the order of the Court.

25. The terms of the Plan and the Modification are appropriate and approved, as provided for herein.

26. All creditors and interest holders who have previously accepted the Plan are hereby deemed to have accepted the Modification.

27. The Plan is confirmed. A copy of the Plan is attached hereto as Exhibit “A”. A copy of the Modification is attached hereto as Exhibit “B”.

The Settlements

28. The settlements reflected in Article VI of the Plan, as modified, are approved as follows:

a.	The Bean Group will make a one time cash payment of $275,000.00 to Carmichael, payable within thirty (30) days after the Effective Date in full and final satisfaction of any claim that Carmichael may have against the Bean Group under the Intercreditor Agreement.

b.	In full and final satisfaction of any and all claims Carmichael might have against Wyatt, Carmichael will receive:

(i)	$25,000 from the funds on deposit in the registry of the Court to be paid as provided in Section 6.2.1 of the Plan, as modified, and

(ii)	Wyatt will pay Carmichael the sum of $40,000 within ten (10) days after the Effective Date and before release of the LOC.

c.	In full and final satisfaction of any and all claims the Committee and the Debtors might have against Wyatt, the Reorganized Debtor will receive:

(i)	$225,000 from the funds on deposit in the registry of the Court to be paid as provided in Section 6.3.1 of the Plan, as modified. As set forth in Section 7.4 of the Plan, as modified, this money will be used to pay part of the sum provided in Section 4.4.1 for payment to Class 4 Creditors. The Reorganized Debtor will pay to Wyatt the sum of $100,000 within fifteen (15) days of receipt of funds arising from the Reliance Claim.

(ii)	Wyatt will receive a 90% interest in the Vista Claims after payment in full of all attorneys’ fees and expenses associated therewith. The remaining 10% interest in the Vista Claims will be retained by the Reorganized Debtor.

(iii)	The LOC will be released and the original returned to Wyatt ten (10) days after the Effective Date provided that Wyatt has already paid the $40,000 to Carmichael referred to above.

d.	In full and final satisfaction of all claims, S&G for itself and for other holders of 12% Convertible Subordinated Notes Due June 30, 2005, might have against Wyatt, Wyatt agrees to pay S&G for itself and for other holders of 12% Convertible Subordinated Notes Due June 30, 2005, as agent for the Class 5 Creditors, 5% of 100% of Wyatt’s interests in the proceeds of the Vista Claims after payment in full of all attorneys’ fees and expenses related thereto. Wyatt waives his right, as to any holders of Allowed Class 5 Claims, to subject any such holders to account and deliver any distribution received by such holders of Allowed Class 5 Claims to the holder(s) of Senior Indebtedness, as that term is defined in the Note Agreement. As no holder of an Allowed Class 5 Claim filed the motion described in Section 4.5.1 (i) of the Plan as required by separate order of the Court, the remaining provisions of section 6.4 of the Plan applicable to the obligations of any such holder to Wyatt on account of such holder’s Allowed Class 5 Claim are moot.

e.	The parties agree to pay H&B the total sum of $80,000.00 in full and final satisfaction of all claims, rights and assertions contained or which could have been asserted in Adversary No. 06-03247 (the “Settlement Payment”). One-half of the Settlement Payment ($40,000.00) shall be paid to H&B by the Reorganized Debtor from Bean Group cash collateral on or within ten (10) days of the Effective Date of the Plan, as modified, and the balance ($40,000.00) shall be paid by the Reorganized Debtor at such time as there are sufficient funds received from the claim asserted by the Debtors against the Liquidator for Reliance Insurance, after Oscar Wyatt has received payment of $100,000.00 as provided in the Plan, as modified above.

(i)	Simultaneous with the receipt of the initial $40,000.00 payment H&B shall dismiss Adversary Proceeding No. 06-03247 with prejudice to the refilling of same.

(ii)	The law firms of Munsch Hardt Kopf & Harr, P.C. and Locke Liddell & Sapp, LLP shall each contribute $12,500.00 to the settlement (for a total of $25,000), to be paid by a dollar for dollar reduction from the Allowed amount of their Administrative Claims for fees and expenses awarded by the Court as counsel for the Debtors and counsel for the Official Unsecured Creditors’ Committee, respectively.

(iii)	Hance Scarborough Wright Ginsburg & Brusilow, LLP shall contribute $5,000.00 to the settlement by a payment to the Reorganized Debtor on or within ten (10) days of the Effective Date of the Plan, as modified.

(iv)	H&B shall retain all rights to distributions under the Plan, as modified, without offset in respect of the $80,000 payment, by reason of its Amended Proof of Claim No. 29, which shall be an Allowed General Unsecured Class 4 Claim in the amount of $614,867.29.

(v)	Each party shall be responsible for the costs incurred in connection with this matter.

Merger

29. Subject to occurrence of the Effective Date, pursuant to the terms of the Plan, as modified, and 11 U.S.C. §1123(a)(5)(C), and without the need of further action on the part of the Debtors, DNA shall be merged into TeraForce and TeraForce shall be the surviving Reorganized Debtor, with the Estates being automatically substantively consolidated such that there will remain, on the Effective Date, only the Reorganized Debtor’s Consolidated Estate comprised of the assets and liabilities of each of the separate Estates, subject to the discharge as provided for in the Plan, as modified, and such that: (i) all Intercompany Claims shall be canceled and disallowed and no distributions shall be made on account thereof; (ii) all guarantees of any of the Debtors of the payment, performance or collection of obligations of any of the other Debtors shall be eliminated and canceled; (iii) any obligation of the Debtors and all guarantees thereof executed by the other Debtors shall be treated as a single obligation and such guaranties shall be deemed a single Claim against the Consolidated Estate; (iv) all joint obligations of the Debtors, and all multiple Claims against such entities on account of such joint obligations, shall be treated and allowed only as a single Claim against the Consolidated Estate; and (v) each Claim against one of the Debtors or the Estates shall be deemed: (a) filed or asserted against the Consolidated Estate; and (b) a single obligation of the Consolidated Estate.

Executory Contracts

30. Subject to the occurrence of the Effective Date, all of the Debtors’ Executory Contracts that have not been previously assumed or assumed and assigned or rejected, shall be deemed rejected pursuant to 11 U.S.C. § 365.

Vesting of Assets

31. Subject to occurrence of the Effective Date, all of the Consolidated Estate’s assets shall be automatically vested in the Reorganized Debtor free and clear of all liens, claims, interests, and encumbrances except as specifically set forth in the Plan, as modified, or this Order. Cancellation of Old Stock and Issuance of New Stock

32. Subject to occurrence of the Effective Date, all outstanding stock in the Debtors shall be automatically cancelled. Simultaneously therewith, one-hundred percent (100%) of the stock of the Reorganized Debtor shall be issued to and vested in the Bean Group free and clear of all liens, claims, interests, and encumbrances and shall be allocated between the members of the Bean Group however they, in their sole discretion and judgment, determine to be appropriate, in accordance with Article XII of the Plan.

Funding and Payment of Claims

33. Except with respect to the H&B settlement as more fully set forth above and in the Modification, the Reorganized Debtor shall be solely responsible for the payment of Allowed Claims (other than the Bean Group) in accordance with the terms of this Plan, as modified. Except as set forth below, the Reorganized Debtor shall pay these obligations from its assets and the fund established in Section 7.5 of the Plan and shall hold sufficient cash in an escrow trust account so denominated with a FDIC insured federally chartered bank to pay these obligations, including maintenance of an appropriate reserve for any Claims that are or that become Disputed Claims. The Reorganized Debtor shall otherwise be solely responsible for the funding of any non-Plan operations or activities in which it engages after the Effective Date, or for non-Plan obligations which it incurs after the Effective Date; provided, however, that none of the funds to be reserved and held by the Reorganized Debtor in trust for the fulfillment of its Plan obligations may be used for any of its non-Plan obligations unless and until said Plan obligations are paid in full or otherwise disposed of as provided for in this section and subject to the additional restrictions of section 7.6 of the Plan.

34. The Reorganized Debtor shall fund $250,000 of Bean Group cash collateral for the cash payment to be made on behalf of the Class 4 Creditors. The remaining $225,000 shall be provided out of the funds on deposit in the registry of the Court.

35. All parties recognize that Vista has filed an Unsecured Claim against the Debtors for $3.4 million. If this Claim is allowed in full, the amount of the fund payable to the Class 4 Creditors will increase by $175,000 to $650,000, which $175,000 will be payable as follows: (a) Carmichael agrees to deposit $12,500 in escrow for this purpose, (b) Wyatt agrees to deposit $81,250 in escrow for this purpose, (c) the Bean Group agrees to permit the Debtors and/or the Reorganized Debtor to deposit $81,250 of Bean Group cash collateral in escrow for this purpose, and (d) $75,000 of the $475,000 made payable to Class 4 will also be deposited in escrow. The $250,000.00 escrow will be held at Compass Bank. The amounts to be placed into escrow are due on or within ten days of the Effective Date.

36. The $250,000 held in escrow will be reduced to zero if Vista’s Unsecured Claim is disallowed and the escrowed funds returned to Carmichael, Wyatt, the Class 4 Creditors and the Bean Group/Reorganized Debtor. If Vista’s Unsecured Claim is allowed in an amount between zero and $3.4 million, the $250,000 held in escrow will be ratably reduced. For example, if Vista’s Unsecured Claim is allowed in the amount of $1.7 million or 50% of the amount claimed, then the amount payable to the Class 4 Creditors will increase by 50% of the additional $175,000 deposited in escrow or $87,500 for a total of $562,500, and the balance of the $125,000 in the escrow will be returned to Carmichael, Wyatt, the Class 4 Creditors and the Bean Group/Reorganized Debtor in proportion to the amounts originally deposited.

Exemption from Stamp Tax

37. Pursuant to section 1146(c) of the Bankruptcy Code, the transfer of assets to GEF under the GEF Sale Order and/or GEF Sale Documents shall not subject the Debtors, the Estates, GEF, the Consolidated Estate, or the Reorganized Debtor to any taxation under any federal, state, local, municipal or other law imposing or purporting to impose a stamp, transfer, recording or any other similar tax on any of said transfers, and all so-called “bulk sales” laws shall be waived accordingly in all applicable jurisdictions, and all such transfers shall be deemed to have been transfers under this Plan for purposes of said section 1146(c). All taxing authorities who have or may be able to assert such tax claims or any similar claims released herein and based on said transfers are enjoined and prohibited from attempting to collect any such taxes or similar claims from any of the foregoing parties. The Debtors, their Estates, the Consolidated Estate, the Bean Group, and the Reorganized Debtor are released from any obligations imposed pursuant to paragraph 40 of the GEF Sale Order, and funds in the Tax Account (as defined in said paragraph) may be used by the Reorganized Debtor as otherwise provided for herein.

Claims Resolution

38. In addition to all other parties that may otherwise have standing to object to a Claim if the Reorganized Debtor is obligated to pay said Claim under this Plan, as modified, the Bean Group, the Reorganized Debtor, the United States Trustee, and all other holders of Claims against the Reorganized Debtor shall have specific standing to object to the allowance of said Claim.

39. All objections to Claims other than Administrative Claims and other than as specifically provided for herein shall be served and filed by the Objection Date as that term is defined in the Plan; however, the Objection Date shall not apply to Claims which are not reflected in the claims register, including any alleged informal proofs of Claim. Unless arising from an Avoidance Action, any proof of Claim filed after the Effective Date shall be of no force and effect and need not be objected to by the Reorganized Debtor. Any Disputed Claim may be litigated to Final Order. The Reorganized Debtor may compromise and settle any Disputed Claim without the necessity of any further notice or approval of the Bankruptcy Court, and Bankruptcy Rule 9019 shall not apply to any settlement of a Disputed Claim after the Effective Date; provided, however, that nothing contained herein shall apply to the Allowance of an Administrative Claim for which approval from the Bankruptcy Court is required.

40. With respect to any objection to a Claim, prior to the expiration of thirty (30) days from the date of service of the objection, the Creditor whose Claim was the subject of the objection must file with the Bankruptcy Court and serve a response to the objection upon the Reorganized Debtor and all parties who request notice of such matters in the manner prescribed in the Notice of the Effective Date. Failure to file and serve such a response within the thirty (30) days shall cause the Bankruptcy Court to enter a default judgment against the non-responding Creditor and thereby grant the relief requested in the Objection.

41. Pursuant to Section 3.1 of the Plan, any holder of an Administrative Claim against the Debtors, except the U.S. Trustee with respect to quarterly fees and for expenses incurred in the ordinary course of operating the Debtors’ businesses, shall file proof of such Claim or application for payment of such Administrative Claim on or within thirty (30) days after the Confirmation Date, with actual service upon counsel for the Debtors, the Bean Group, and the U.S. Trustee, or such holder’s Administrative Claim will be forever barred and extinguished and such holder shall, with respect to any such Administrative Claim be entitled to no distribution and no further notices. All pre-confirmation U.S. Trustee fees due as of the Effective Date, shall be paid when due or on the Effective Date. Subject to the right of the Debtors and/or the Reorganized Debtor to contest year 2006 ad valorem property taxes under Section 505 of the Bankruptcy Code, year 2006 ad valorem property taxes owed to Dallas County and the City of Richardson constitute administrative expenses incurred in the ordinary course of business that will be paid in the ordinary course of business prior to delinquency regardless of whether these tax authorities file an administrative expense claim in the case. Dallas County and the City of Richardson shall retain their liens until they receive payment in full.

Binding Nature of Plan, Discharge and Release

42. Subject to occurrence of the Effective Date, all persons and entities holding Liens or Claims of any kind and nature, except for the holders of the Class 2 Claims and the liens of Dallas County and the City of Richardson that secure year 2006 ad valorem property taxes, are hereby barred from asserting such Liens and Claims of any kind or nature against the Reorganized Debtor.

43. Pursuant to 11. U.S.C. § 1141(a), the provisions of the Plan, as modified, are binding on all parties, including, but not limited to, creditors and equity security holders of the Debtors whether any such creditors or equity holders have accepted the Plan.

44. Except as set forth in the Plan, as modified, and subject to occurrence of the Effective Date, the Debtors, the Reorganized Debtor and their respective partners, officers, directors and affiliates are not assuming nor shall they in any way whatsoever be liable or responsible, as a successor or otherwise, for any liabilities, debts or obligations of the Debtors or any liabilities, debts or obligations in any way whatsoever relating to or arising from the operation of any of the Debtors’ assets.

45. Except as set forth in the Plan, as modified, and this Order, and subject to occurrence of the Effective Date, no person or entity, including, without limitation, any federal, state, or local governmental agency, department, or instrumentality, shall assert against the Reorganized Debtor or its successors in interest any liability, debt, or obligation relating to or arising from the operation of the Debtors’ assets or any liabilities calculable by reference to the Debtors or their assets or operations, and all persons and entities are hereby enjoined from asserting any such liabilities, debts or obligations against the Reorganized Debtor.

46. All rights of the holders of Claims or Interests of all classes under the Plan, as modified, including, without limitation, the right to receive distributions on account of such Claims or Interests, shall hereinafter be limited solely to the right to receive such distributions, and retain such liens and other rights, exclusively as provided in this Order and the Plan, as modified.

47. Except as provided otherwise in the Plan, as modified, and subject only to the occurrence of the Effective Date, the Debtors and the Reorganized Debtor be and are hereby discharged from all debts that arose before the date of the entry of this Order, including, without limitation, any debts based on the Debtors’ guarantees of collection, payment, or performance of any obligation of the Debtors, and any debt of a kind specified in §§ 502(g), 502(h) or 502(i) of the Code, other than (A) Administrative Claims (as such term is defined in the Plan) representing liabilities incurred in the ordinary course of business by the Debtor, and (B) Administrative Claims representing allowances of compensation or reimbursement of expenses allowed pursuant to §§ 330 and 503(b)(3) of the Code, whether or not (i) a Proof of Claim based on such debt is filed or deemed filed under § 502 of the Code; (ii) such claim is allowed under § 502 of the Code; or (iii) the holder of such claim has accepted the Plan, as modified.

48. Subject only to the occurrence of the Effective Date of the Plan, as modified, any judgment at any time obtained, to the extent that such judgment is a determination of the personal liability of the Debtors with respect to any debt discharged hereunder, is hereby rendered null and void.

49. Except as provided in the Plan, as modified, and this Order, as of the Confirmation Date, all entities which have held, currently hold, or may hold a claim or other debt or liability that is discharged under the Plan, and modified, and this Order, are permanently enjoined from taking any of the following actions on account of such discharged claims, debts, liabilities, or terminated interests or rights: (i) commencing or continuing in any manner, any action or other proceeding against the Debtors, the Reorganized Debtor, or their property; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or other award against the Debtors, the Reorganized Debtor, or their property; (iii) creating, perfecting or enforcing any lien or encumbrance against the Debtors, the Reorganized Debtor, or their property; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors, the Reorganized Debtor, or their property; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the Plan, as modified. Additionally, the releases set forth in Article XIII of the Plan are approved in all respects.

General Provisions

50. The Committee shall cease operating and dissolve on the Effective Date; provided, however, that notwithstanding said dissolution, the Committee shall remain in existence and have standing for the purposes of (i) filing, litigating, and obtaining payment on Allowed Administrative Claims asserted by it or by its professionals; (ii) filing and litigating an objection to any motion(s) filed by a holder(s) of a Class 5 Claim(s) pursuant to Section 4.5.1 of the Plan; and (iii) to enforce the return of any such funds as set forth in Section 6.4 of the Plan; provided however, that the fees incurred by the Committee with respect to items (ii) and (iii) after the Effective Date shall be paid from the fund established in Section 7.5 of the Plan.

51. The failure specifically to include any particular provisions of the Plan, as modified, in this Order shall not diminish or impair the efficacy of such provision, it being the intent of the Court that the Plan, as modified, be authorized and approved in its entirety.

52. So long as such amendments or modifications do not materially affect the interests of creditors or the interest holders, the proponent of the Plan, as modified, may propose amendments or modifications to the Plan after the entry of this Order, until Substantial Consummation, subject to, upon notice and hearing, the approval of this Court, in order to remedy any defect or omission, or reconcile any inconsistencies in the Plan, as modified, or in this Order, as may be necessary to carry out the purpose and intent of the Plan, as modified.

53. After the entry of this order, pleadings shall only be served upon the United States Trustee, the Debtors or the Reorganized Debtor, and any party directly affected by the pleading and its counsel, if known (i.e, claims objections need only be served upon the person who filed the Claim that is subject to the objection, its counsel, if known, and the United States Trustee).

54. To the extent that objections to the Plan, as modified, are not specifically sustained herein, they are overruled and denied.

55. The reversal or modification of this Order on appeal will not affect the acts taken pursuant to the Plan, as modified, or any other agreement, document, instrument or action authorized by this Order or under the Plan, as modified, as to the Debtors or any other person acting in good faith, whether or not such person knows of the appeal, unless this Order is stayed pending appeal.

56. This Order shall be effective and enforceable immediately upon entry.

57. The Debtors are authorized to execute all documents as may be necessary, required, or appropriate to carry out the provisions of the confirmed Plan, as modified. To the extent the Plan, as modified, provides for a creditor to release a lien, such creditor shall release such at the request of the Reorganized Debtor.

58. This Court retains jurisdiction: (i) to enforce and implement the terms and provisions of the Plan, as modified, and this Order, (ii) to compel implementation of the transactions described in the Plan, as modified, (iii) to resolve any disputes arising under or related to this Order or the Plan, as modified, (iv) to interpret, implement and enforce the provisions of this Order and the Plan, as modified, and (v) as provided for in Article XVII of the Plan.

SO ORDERED.

DATED: April 6, 2006

By: /s/ Barbara J. Houser

HONORABLE BARBARA J. HOUSER

CHIEF U.S. BANKRUPTCY JUDGE

DALLAS 1131197_3 6177.2

1 Capitalized terms not defined in this Order shall have the meanings set forth in the Plan.